UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Liberty Star Uranium & Metals Corp.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

53123T206
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 53123T206

(1)	Names of Reporting Persons.

Platinum Long Term Growth VI, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions).

(a) ☐
(b) ☐
(3)	SEC Use Only.

(4)	Citizenship or Place of Organization.

Delaware
Number of Shares	(5)	Sole Voting Power: 3,557,561
Beneficially Owned by	(6)	Shared Voting Power: 0
Each Reporting	(7)	Sole Dispositive Power: 3,557,561
Person With	(8)	Shared Dispositive Power: 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person.

3,557,561 shares of Common Stock. See Item 5 herein.
(10)	Check if the Aggregate Amount in Row 9 Excludes Certain Shares.

☒
(11)	Percent of Class Represented by Amount in Row 9.

9.99. See Item 5 herein.
(12)	Type of Reporting Person (See Instructions).

OO

Item 1.

(a) Name of Issuer.

Liberty Star Uranium & Metals Corp.

(b) Address of Issuer's Principal Executive Offices.

5610 E Sutler Lane
Tucson, Arizona 85712

Item 2.

(a) Name of Person Filing.

Platinum Long Term Growth VI, LLC

(b) Address or Principal Business Office or, if none, Residence.

152 West 57th Street, 54th Floor
New York, NY 10019

(c) Citizenship or Place of Organization.

Delaware

(d) Title of Class of Securities.

Common Stock, $0.001 par value per share

(e) CUSIP No.

53123T206

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount Beneficially Owned: 3,557,561 shares of Common Stock.

The number of shares beneficially owned includes 3,557,561 shares of common stock owned by the Reporting Person as of December 31, 2009.  The number of shares beneficially owned excludes (i) 10,523,837 shares of Common Stock issuable upon conversion of a Convertible Promissory Note dated May 11, 2007, as amended, (the “Note”) with principal amount outstanding as of December 31, 2009 of $526,191.87, and (ii) 1,153,846 shares of Common Stock issuable upon exercise of a Common Stock Purchase Warrant dated May 11, 2007 (the “Warrant”).

The Note may be converted into Common Stock at any time at a conversion price equal to the lower of $0.05 per share or 80% of the average of the closing bid prices of the Common Stock for the five trading days prior to the conversion date.  The Warrant is exercisable into Common Stock at any time at an exercise price of $0.05 per share.

The Note and the Warrant each provide that the holder of the Note and the Warrant may not convert any of the Note or exercise the Warrant to the extent that such conversion or exercise would result in the holder and its affiliates together beneficially owning more than 4.99% or 9.99% of the outstanding shares of Common Stock, except on 61 days’ prior written notice to the issuer that the holder waives such limitation.  Effective November 30, 2009, the Reporting Person waived the 4.99% limitation on the Note and may convert the Note such that the Reporting Person’s beneficial ownership may exceed 4.99% but not 9.99% of the outstanding shares of Common Stock.

(b)	Percent of class: 9.99%

(c)	Number of shares as to which such person has:
(i)    Sole power to vote or to direct the vote: 3,557,561
(ii)   Shared power to vote or to direct the vote: 0
(iii)  Sole power to dispose or to direct the disposition of: 3,557,561
(iv)  Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.  N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.  N/A

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.  N/A

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2010

PLATINUM LONG TERM GROWTH VI, LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer